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FEB 26 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wachtel & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Fourteenth Street, NW
(No. and Street)

Washington, DC 20005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie K. Wachtel (202) 898-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Steven G. Hirshenson, Chartered Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Dr. #603 Rockville, Maryland 20852
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FEB 16 2007

CEO

Title



Notary Public

Wendle L. Wachtel
Notary Public, District of Columbia
My Commission Expires 11/14/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

WACHTEL & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852
TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have audited the accompanying statement of financial position of Wachtel & Co., Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered
January 24, 2007

WACHTEL & CO., INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2006

ASSETS

Cash	$ 4,512,854
Cash and securities segregated under SEC regulations (Note 3)	1,910,708
Receivable from brokers	181,303
Receivable from customers	633
Securities owned - investment account (Note 2)	205,400
Securities owned - trading account (Note 2)	3,351,058
Accrued interest receivable	7,318
Prepaid expenses and deposits	265,973
Prepaid income taxes	4,774
Net fixed assets (Notes 2 and 4)	9,059
TOTAL ASSETS	$10,449,080

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 3,931
Income taxes payable	3,067
Payroll taxes payable	-0-
Payable to brokers	291,116
Payable to customers	751,854
Payable to stockholders (Note 5)	4,029,640
Deferred income taxes (Notes 2 and 7)	54,656
Total Liabilities	5,134,264
Capital stock, $1 par value; 100,000 shares authorized; 52,832 issued and outstanding	52,832
Retained earnings	5,261,984
Total Stockholders' Equity	5,314,816
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$10,449,080

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenues	
Commissions	$ 364,707
Net inventory and investment gains (Note 2)	30,910
Interest	407,461
Dividends (Note 2)	7,358
Consulting fees	5,500
Other	2,379
Total Revenues	818,315
Expenses	
Accounting and professional services	8,660
Advertising	445
Clearing charges	21,582
Commissions	367,314
Communications	18,400
Consulting	-0-
Depreciation	-0-
Dues and licenses	4,357
Health benefits	22,791
Insurance	5,486
Miscellaneous	-0-
Office expense	11,929
Officers' salaries	91,000
Pension contribution (Note 6)	-0-
Regulatory fees	6,695
Rent	41,311
Salaries	43,224
Taxes, payroll and other	11,113
Travel and transportation	4,333
Total Expenses	658,640
Income Before Taxes	159,675
Provision for income taxes (Note 7)	21,904
Net Income	$ 137,771

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Capital Stock	Retained Earnings
Balances at December 31, 2005	$ 52,832	$ 5,124,213
Net Income		137,771
Balances at December 31, 2006	$ 52,832	$ 5,261,984

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities	
Interest received	$ 407,461
Fees and commissions received	372,586
Net cash flow to purchase and sell trading securities	2,361,062
Dividends received	7,358
Cash paid to suppliers and employees	(659,163)
Income taxes paid	(18,443)
Net cash provided by operating activities	2,470,861
Cash Flows from Investing Activities	
Purchase of fixed assets	-0-
Purchase of investment account securities	(6,000)
Net cash used by investing activities	(6,000)
Net Increase in Cash and Cash Equivalents	2,464,861
Cash and cash equivalents at beginning of year	2,047,993
Cash and cash equivalents at end of year	$ 4,512,854

Reconciliation of Net Income to Net Cash Used by Operating Activities

Net Income	$ 137,771
Adjustments to reconcile net income to net cash used for operating activities	
Decrease in customer reserve deposits	5,374
Increase in prepaid expenses	(160)
Decrease in prepaid income taxes	600
Increase in deposits	(3,183)
Change in investment account	1,200
Increase in trading account	1,134,446
Increase in net payables due to customers and brokers	236,977
Increase in accrued expenses	2,819
Increase in income taxes payable	924
Change in deferred taxes	1,937
Increase in payable to stockholders	952,156
Total adjustments	2,333,090
Net cash used by operating activities	$ 2,470,861

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - Organization and Nature of Business

The Corporation, incorporated in the District of Columbia, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NASDAQ Stock Exchange and the National Association of Securities Dealers (NASD).

2 - Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements are prepared on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

Securities transactions, including related commission income and expense, are recorded on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Income taxes are provided at appropriate rates on amounts as determined in the statement of operations. No current provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

For the purpose of the statement of cash flows, the Corporation does not include funds segregated under rule 15c3-3 of the Securities and Exchange Commission as cash and cash equivalents.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The results could differ from those estimates.

3 - Cash and Securities Segregated Under SEC Regulations

Funds segregated in special reserve accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission are invested in a U.S. Treasury note with a market value of $490,000 ($500,000 face value; interest at 3.625%; maturity 4/30/07); a U.S. Treasury Note TIPS with a market value of $520,708 ($540,985 face value; interest at 1.875%; maturity 7/15/13); and a $900,000 certificate of deposit at Cardinal Bank earning interest at 5.155% with a maturity of November 3, 2009.

4 - Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 25,611
Automobiles	38,486
	64,097
Less: Accumulated Depreciation	(55,038)
Net Fixed Assets	$ 9,059

5 - Transactions with Officers and Stockholders

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business. The amounts are non-interest bearing with no formal repayment terms.

6 - Pension Plan

In 1987, the Corporation established discretionary simplified employee pension plans for eligible employees. No pension contribution was made for the year ended December 31, 2006.

7 - Income Taxes

The provision for federal and state income taxes consists of the following:

Current income taxes:	
Federal	$ 19,842
Local	100
Total currently payable	19,942
Deferred income taxes	1,962
Total provision for income taxes	$ 21,904

Deferred income taxes are principally applicable to the unrecognized gain on the investment inventory.

8 - Lease

The Corporation occupies office space under a lease in effect through July 31, 2007. As of December 31, 2006 the monthly base rent was $3,553 plus additional rent for their pro-rata share of any increases in the operating expenses of the building. The lease includes an escalation clause of 2.5% per year.

9 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the ratio of aggregate indebtedness to net capital was .90 to 1, and net capital of $4,859,480 exceeded capital requirements of $ 291,082 by $ 4,568,398.

10 - Concentration of Credit Risk

At times, the combined account balances in any one bank are in excess of the $100,000 amount insured by Federal Deposit Insurance Corporation (FDIC). The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

WACHTEL & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2006

Total Assets	$10,449,080
Total Liabilities	5,134,264
Net Worth	5,314,816
Non-Allowable Assets	74,035
Other Deductions	-0-
Current Capital	5,240,781
Allowable Assets	10,375,045
Haircuts	381,301
Adjusted Net Capital	4,859,480
Liabilities Not Included in Aggregate Indebtedness	768,036
Aggregate Indebtedness	4,366,228
Minimum Required Capital	291,082
Excess Capital	4,568,398
Ratio (AI/Net Capital)	.90

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
COMPUTATION OF CASH RESERVE REQUIREMENT PURSUANT
TO SEC RULE 15c3-3
DECEMBER 31, 2006

Customer Credit Balances	$	751,854
Customers' Securities F/R		114,632
TOTAL CREDITS		866,486
Customer Debit Balances (-1%)		627
Customers' Securities F/D		97,823
TOTAL DEBITS		98,450
Excess of Credits Over Debits		768,036
Amount in Reserve a/c (12/31/06)		1,910,708
January Deposit or (Withdrawal)		-0-
New Balance in Account		1,910,708

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
DECEMBER 31, 2006

Market Valuation and Number of Items of:

1 - Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2006 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken within the time frame specified under Rule 15c3-3. (Notes A and B below).

Number of Items - NONE Value - NONE

2 - Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. (Notes B and C below).

Number of Items - NONE Value - NONE

NOTES

A. Item 1 does not include customers' fully paid securities required to be in possession or control, but for which no action was required as of the report date or the required action was taken within the time frames specified in Rule 15c3-3.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. Item 2 includes only items not arising form "temporary lags which result from normal business operations".

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3, with the corresponding Schedules filed by Wachtel & Co., Inc. as Part II of its unaudited December 31, 2006 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.



Steven G. Hirshenson, Chartered

January 24, 2007

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Wachtel & Co., Inc.
Washington, DC

In planning and performing our audit of the financial statements of Wachtel & Co., Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also , as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making a record of the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 24, 2007

END